Exhibit 18
November 6, 2020

Board of Directors
Washington Gas Light Company
1000 Maine Avenue SW
Washington, DC 20024

Ladies and Gentlemen:
Note 1 of the Notes to the Condensed Financial Statements of Washington Gas Light Company (the Company) included in its Quarterly Report on Form 10-Q for the period ended September 30, 2020, describes the voluntary change in accounting principle for calculating the market-related value of assets used in the determination of net periodic pension and other post-retirement benefit plan costs. The change is from a method that utilized a calculated value of fixed income investments and related derivatives where gains and losses arising from changes in fair value were deferred and amortized into the calculation of market-related value over a period of five years to the fair value approach. There are no authoritative criteria for determining a “preferable” method of accounting for calculating the expected returns on plan assets based on the particular circumstances; however, we conclude that such a change in the method of accounting is to an acceptable alternative method which, based on your business judgment to make this change and for the stated reason, is preferable in your circumstances. We have not conducted an audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) of any financial statements of the Company as of any date or for any period subsequent to December 31, 2019, and therefore we do not express any opinion on any financial statements of the Company subsequent to that date.

Very truly yours,

/s/ Ernst & Young LLP

Tysons, Virginia